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Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

We have reviewed management's statements, included in the accompanying exemption report (the "Exemption Report"), in which Morgan Stanley Distribution, Inc. (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2020 without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte + Touche LLP

February 26, 2021

Morgan Stanley Distribution, Inc. Exemption Report

Morgan Stanley Distribution, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance on footnote 74 of Release 34-70073 regarding adopting amendments to 17 C.F.R. § 240.17a-5; and

(2) The Company is filing this Exemption Report relying on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to being the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined in 17 C.F.R. § 240.15c3-3.

The Company met the conditions of footnote 74 throughout the year ended 12/31/2020 without exception.

____
Morgan Stanley Distribution, Inc.

I, John Crowe, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

JW Crowe

John Crowe
Executive Director

Date: February 26, 2021